UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Rule 13e-3 Transaction Statement under Section 13(e)
of the Securities Exchange Act of 1934

(Amendment No. 2)

ALERISLIFE INC.

(Name of the Issuer)

ALERISLIFE INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value per share

(Title of Classes of Securities)

33832D205

(CUSIP Number of Classes of Securities)

Jeffrey C. Leer

President and Chief Executive Officer

Two Newton Place

255 Washington Street

Suite 230

Newton, Massachusetts 02458

(617) 796-8387

(Name, Address and Telephone Number of Person Authorized To Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Zachary Blume

Suni Sreepada

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02219-3600

(617) 951-7663

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☒	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Amendment No. 2 (this “Amendment”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended or supplemented from time to time, the “Statement”) initially filed on February 17, 2023 with the Securities and Exchange Commission (the “SEC”) by AlerisLife Inc., a Delaware corporation (“ALR” or the “Company”), the issuer of the common stock that is the subject of the Rule 13e-3 transaction described below, and relates to the offer by ABP Acquisition 2 LLC, a Maryland limited liability company (“Purchaser”) and a wholly owned subsidiary of ABP Acquisition LLC (“ABP”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of ALR (other than any Shares held by ABP, Purchaser or any other direct or indirect wholly owned subsidiary of ABP or any person that owns, directly or indirectly, all of the outstanding equity interests of Purchaser) at a price of $1.31 per Share, net to the seller of such Shares in cash, without interest and subject to any withholding of taxes required by applicable law (the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of February 2, 2023 (together with any amendments or supplements thereto, the “Merger Agreement”), among ALR, Purchaser and ABP. The Merger Agreement provides that, among other things, following the consummation of the Offer and subject to the terms and conditions of the Merger Agreement, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “Merger”). The terms of the Offer, and the conditions to which it is subject, are set forth in the combined Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO by Purchaser and ABP on February 17, 2023 (as amended or supplemented from time to time, the “Schedule TO”), which contains as exhibits an Offer to Purchase dated February 17, 2023 (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as each of them may be amended or supplemented from time to time, contain the terms of the Offer). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 on February 17, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”).

The information in the Statement is incorporated into this Amendment by reference to all of the applicable items in the Statement, except that such information is hereby amended and supplemented to the extent provided in this Amendment. All information contained in this Schedule 13E-3 concerning the Company, ABP and Purchaser has been provided by such person and not by any other person. All capitalized terms used in this Schedule 13E-3 without definition have the meanings ascribed to them in the Schedule 14D-9.

The information contained in the Schedule 14D-9 and the Offer to Purchase, including all schedules, annexes and exhibits thereto, copies of which are attached as exhibits hereto, is expressly incorporated by reference to the extent such information is required in response to the items of this Schedule 13E-3, and is supplemented by the information specifically provided herein. The responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Schedule 14D-9 and the Offer to Purchase.

ITEM 16.	EXHIBITS

Item 16 is hereby amended and supplemented as follows:

The following exhibits are hereby added:

Exhibit No.	Description

(a)(2)(F)	Solicitation/Recommendation Statement (Amendment No. 4) on Schedule 14D-9 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 17, 2023).

107*	Filing Fee

* Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: March 14, 2023

ALERISLIFE INC.

By:	/s/ Jeffrey C. Leer
Name:	Jeffrey C. Leer
Title:	President and Chief Executive Officer